MOL Plc.
Finance

RECEIVED

2007 AUG -9 A 5:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27th July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07025851

Attention: **Special Counsel**
Office of International Corporate Finance

QT.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Enclosure

dw 8/10

▶ MOL Plc.

INVESTOR NEWS

27 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 26 July 2007, based on the announcement made on 16 July 2007, MOL bought 250,000 treasury shares at an average price of 28,545 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. and OTP Bank Nyrt. as investment service providers. Following this transaction MOL owns 4,371,356 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

31 July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

31 July 2007

MOL signs agreement to purchase 100% of Italiana Energia e Servizi (IES) in North Italy

MOL Plc. hereby announces that on 30 July 2007 it signed an agreement to purchase 100% of Italiana Energia e Servizi ("IES") after winning a 6-month long competitive auction process. The purchase price is in line with EV/EBITDA multiples in relevant precedent transactions and is in line with MOL's downstream long term return target of 16%. The exact purchase price will be calculated based on a balance sheet to be prepared as of closing and is subject to several adjustment items. The final purchase price will be disclosed after closing, also in conformity with the confidentiality undertakings in the transaction documents. The closing of the transaction is subject to anti-monopoly approval and is expected to happen in Q4 2007.

IES is an Italian refining and marketing company, which owns the 2.6 mtpa Mantova refinery with a favourable location in the middle of the industrialized North-Italian region. The refinery processes heavy crude oil supplied via a 124km long pipeline owned by IES from the Marghera Port, it has a Nelson Complexity Index of 8.36 and had a utilization rate of 96% in 2006. The company markets 2.5 mt of petroleum products mainly in North-Eastern Italy. IES Group currently has 165 retail stations (of which 30 are company owned) located mainly in the supply radius of the refinery. The refinery's production provides a good basis for further retail expansion in the region to enhance downstream integration and increase profitability along the supply chain. The products meet the current EU standards of 10 ppm gasoline and 50 ppm diesel. Investments to comply with 2009 product specifications (10ppm diesel) are currently underway. The refinery yield is oriented towards middle distillates at 47% of the current output, while the light distillate yield stands at 17%. IES reported EUR 98 million EBITDA on EUR 1,295 million sales in the fiscal year ending on 30 June 2006. Its net profit was EUR 43 million during the same period. IES had a net debt of EUR 309 million as of June 2006.

By purchasing IES MOL enters into a new market (North Italy) adjacent to our current focus areas of Croatia, Austria and Slovenia. Thus it can serve as a basis to build a strong presence in the highly developed industrial North Italian region and also a stable base to investigate further expansion towards the Mediterranean and South Europe. In the long run it can provide significant upside potential by exploiting synergies with our current asset base (for example joint sales optimization).

As MOL operates the two most efficient refineries in Europe today, we see good opportunity to transfer our knowledge and experience in improving the profitability of the refining and marketing operations of IES. We intend to use our experience to deliver considerable efficiency gains to the new business. Through a development programme with CAPEX of EUR 130 million in the next 5 years we intend to increase the operational capacity of the refinery to 3 mtpa with a corresponding increase in the crude pipeline capacity. We are committed to find the solution to improve considerably the product slate boosting the highly demanded middle distillate yield.

Mr Zsolt Hernádi, Chairman and CEO commented:
"Through the purchase of IES we expand our Downstream activities towards the Mediterranean region strengthening further our positions in Croatia, Austria and Slovenia. It also demonstrates that we have further growth opportunities in regions which are complementary to our core markets. As we indicated earlier, we continue to investigate opportunities in the broader region including Mediterranean in Downstream acquisitions. We believe that this acquisition will be value creative for our investors."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351

END